EXHIBIT 99.1

Talend Reports Second Quarter 2018 Financial Results

-Record total quarterly revenue of $49.8 million, an increase of 39%* year-over-year
-Quarterly subscription revenue of $42.0 million, an increase of 39%* year-over-year

REDWOOD CITY, Calif., Aug. 06, 2018 (GLOBE NEWSWIRE) -- Talend (NASDAQ: TLND), a global leader in cloud and big data integration solutions, today released financial results for the second quarter ended June 30, 2018.

“We achieved record revenue for the second quarter of $49.8 million, delivering 39% year-over-year growth and substantial improvement to our operating margin,” said Mike Tuchen, Talend CEO.  “We continue to see our cloud business accelerate with cloud subscription growing over 100% year-over-year for the eighth consecutive quarter. With the launch of our Summer 2018 release, which enhances enterprise cloud capabilities, we believe we are well positioned for continued cloud momentum. We were pleased to receive market recognition by being named a leader in Forrester Research’s Big Data Fabric Wave 2018 report, earning the highest scores of any vendor in both the Current Offering and Strategy categories. We also secured a position as a leader in the 2018 Gartner Magic Quadrant for Data Integration Tools for the third consecutive time.”

Second Quarter 2018 Financial Highlights
(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017 **	2018	2017 **	2018

Revenue:
Total Revenue	$35,813	$49,755	$68,678	$96,568
Year-over-Year % Change	41%	39% *	43%	41% *

Subscription Revenue	$30,280	$42,027	$57,819	$81,813
Year-over-Year % Change	43%	39% *	43%	41% *
Year-over-Year % Change - on a constant currency basis	46%	34%	44%	34%

IFRS operating margin	-18%	-18%	-20%	-20%
Non-IFRS operating margin (1)	-13%	-7%	-14%	-9%

Net loss:
IFRS	$(7,754)	$(8,739)	$(15,172)	$(18,854)
Non-IFRS (2)	$(5,790)	$(3,553)	$(11,329)	$(8,541)

Net loss per share:
Net loss per share - basic and diluted	$(0.27)	$(0.29)	$(0.53)	$(0.64)
Non-IFRS net loss per share	$(0.20)	$(0.12)	$(0.39)	$(0.29)

Shares outstanding used in computing per share amounts - basic and diluted	28,884	29,741	28,786	29,641
_________________
(1) Non-IFRS operating margin is calculated as non-IFRS loss from operations divided by total revenue.

(2) Non-IFRS financial measures exclude stock-based compensation, amortization of acquired intangibles and costs related to our follow-on offerings.

* The growth rate includes the benefit from the adoption of IFRS 15 which was adopted by the company on January 1, 2018.

** We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

A reconciliation of IFRS to non-IFRS financial measures is provided in the financial tables below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

In the second quarter we:

  Received recognition as a leader in Forrester Research’s Big Data Fabric Wave 2018 report, earning the highest scores of any vendor in both the Current Offering and Strategy categories.
  Secured position as a leader in the 2018 Gartner Magic Quadrant for Data Integration Tools for the third consecutive time, moving upwards in the Leaders Quadrant based on ability to execute.
  Appointed two new board members: Equinix Chief Product Officer, Brian Lillie and Tableau Executive Vice President of Product Development, Mark Nelson.
  Launched Talend Summer 2018 release, adding enterprise-class cloud features that enable greater agility with serverless data integration and boost DevOps productivity.

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of July 31, 2018.

Our guidance is based on the new IFRS 15 revenue recognition standard, which was adopted by Talend on January 1, 2018. See the section titled “New Revenue Recognition Standard Under IFRS 15” below.

Third quarter of 2018:

  Total revenue is expected to be in the range of $51.6 million to $52.6 million.
  Loss from operations is expected to be in the range of $(10.5) million to $(9.5) million and non-IFRS loss from operations is expected to be in the range of $(3.4) million to $(2.4) million.
  Net loss is expected to be in the range of $(10.8) million to $(9.8) million and non-IFRS net loss is expected to be in the range of $(3.7) million to $(2.7) million.
  Net loss per basic and diluted share is expected to be in the range of $(0.36) to $(0.33) and non-IFRS net loss per share is expected to be in the range of $(0.12) to $(0.09).
  Basic and diluted weighted average share count of 30.0 million shares.

Full year 2018:

  Total revenue is expected to be in the range of $204.6 million to $206.6 million.
  Loss from operations is expected to be in the range of $(39.3) million to $(37.3) million and non-IFRS loss from operations is expected to be in the range of $(15.1) million to $(13.1) million.
  Net loss is expected to be in the range of $(39.7) million to $(37.7) million and non-IFRS net loss is expected to be in the range of $(15.5) million to $(13.5) million.
  Net loss per basic and diluted share is expected to be in the range of $(1.32) to $(1.26) and non-IFRS net loss per share is expected to be in the range of $(0.52) to $(0.45).
  Basic and diluted weighted average share count of 30.0 million shares.

These statements are forward-looking and actual results may differ materially. Refer to the section under the heading Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of non-IFRS measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information
Talend will host a conference call and live webcast for analysts and investors at 4:30 p.m. Eastern time on August 6, 2018. Parties in the United States and Canada can access the call by dialing (888) 417-2254, using conference code 1927267. International parties can access the call by dialing (719) 457-2664, using conference code 1927267.

The webcast will be accessible on Talend’s investor relations website at http://investor.talend.com for one year. A telephonic replay of the conference call will be available through Saturday, August 11, 2018.  To access the replay, parties in the United States and Canada should call (866) 375-1919 and enter conference code 1927267.  International parties should call (719) 457-0820 and enter conference code 1927267.

Non-IFRS Financial Measures

In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures.

Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful indicators of its performance and liquidity measures. These are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating performance. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure included in this release below.

Non-IFRS gross profit is calculated by adjusting gross profit to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS gross margin, expressed as a percentage, is calculated as non-IFRS gross profit divided by total revenue.

Non-IFRS loss from operations is calculated by adjusting loss from operations to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS operating margin, expressed as a percentage, is calculated as non-IFRS loss from operations divided by total revenue.

Non-IFRS net loss is calculated by adjusting net loss to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS cost of revenue is calculated by adjusting cost of revenue to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS operating expenses is calculated by adjusting operating expenses to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS sales and marketing expense is calculated by adjusting sales and marketing expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS research and development expense is calculated by adjusting research and development expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS general and administrative expense is calculated by adjusting general and administrative expense to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Free cash flow is defined as net cash from (used in) operating activities less cash used in investing activities for acquisition of property and equipment and intangible assets.

Subscription revenue growth on a constant currency basis represents subscription revenue adjusted to exclude foreign currency impacts. Subscription revenue on a constant currency basis is calculated by applying the average monthly currency rates for each month in the comparative period to the corresponding month in the current period. We believe the disclosure of subscription revenue in constant currency provides useful supplementary information to investors considering potential significant fluctuations in currency rates.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the 2018 third quarter and fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric, our ability to capture an increasing share of the big data and cloud integration market, our expectations regarding the impact of our collaborations with partners on our market, and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, MapR Streams and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 5, 2018. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend (NASDAQ: TLND) is a global leader in cloud and big data integration solutions that helps companies turn data into a strategic asset that delivers real-time, organization-wide insight into customers, partners, and operations. Through its open, native, and unified integration platform, Talend delivers the data agility required for companies to meet the constantly evolving demands of modern business. With Talend, companies can easily scale their data infrastructure and rapidly adopt the latest technology innovations in cloud and big data. Talend’s solutions support over 1500 global enterprise customers including AstraZeneca, GE, HP Inc. and Lenovo, across a range of industries. Talend has also been recognized as a leader in its field multiple times by leading analyst firms, as well as several industry and data trade publications including InfoWorld and SD Times.  For more information, please visit www.talend.com and follow us on Twitter: @Talend.

Investor Contact:
Lisa Laukkanen or Lauren Sloane
The Blueshirt Group for Talend
ir@talend.com
415-217-2632

Media Contact:
Chris Taylor
Vice President, Corporate Communications
Ctaylor@Talend.com
650-268-5024

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER DATA
(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Revenue
Subscriptions	$30,280	$42,027	$57,819	$81,813
Professional services	5,533	7,728	10,859	14,755
Total revenue	35,813	49,755	68,678	96,568
Cost of revenue
Subscriptions	3,970	5,559	7,631	10,927
Professional services	4,185	6,314	8,502	12,195
Total cost of revenue	8,155	11,873	16,133	23,122
Gross profit	27,658	37,882	52,545	73,446
Operating expenses
Sales and marketing	20,820	27,832	40,554	53,974
Research and development	6,447	10,142	12,102	19,871
General and administrative	6,891	8,738	13,440	18,612
Total operating expenses	34,158	46,712	66,096	92,457
Loss from operations	(6,500)	(8,830)	(13,551)	(19,011)
Finance income (expense)	(1,228)	132	(1,569)	209
Loss before income tax expense	(7,728)	(8,698)	(15,120)	(18,802)
Income tax expense	(26)	(41)	(52)	(52)
Net loss for the period	$(7,754)	$(8,739)	$(15,172)	$(18,854)

Shares outstanding used in computing per share amounts - basic and diluted	28,884	29,741	28,786	29,641

Net loss per share - basic and diluted	$(0.27)	$(0.29)	$(0.53)	$(0.64)

UNAUDITED STOCK-BASED COMPENSATION AND AMORTIZATION OF ACQUIRED INTANGIBLES EXPENSE
Total stock-based compensation and amortization of acquired intangibles expense included in the Unaudited Consolidated Statements of Operations is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Cost of revenue - subscriptions	$74	$315	$95	$492
Cost of revenue - professional services	42	183	81	287
Sales and marketing	676	1,523	1,078	2,704
Research and development	355	1,747	554	3,343
General and administrative	818	1,419	1,325	2,900
Total stock-based compensation and amortization of acquired intangibles expense	$1,965	$5,187	$3,133	$9,726

* We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	December 31, 2017 *	June 30, 2018

Assets
Current assets:
Cash and cash equivalents	$87,024	$93,026
Trade receivables, net	57,129	42,977
Contract acquisition costs	—	8,638
Other current assets	8,311	8,275
Total current assets	152,464	152,916
Non-current assets:
Contract acquisition costs	—	16,959
Property and equipment, net	3,473	3,828
Goodwill	6,196	6,031
Intangible assets, net	7,528	6,355
Other non-current assets	3,137	3,916
Total non-current assets	20,334	37,089
Total assets	$172,798	$190,005
Liabilities
Current liabilities:
Trade and other payables	$30,562	$30,885
Provisions	1,145	670
Contract liabilities - deferred revenue	118,601	101,072
Borrowings	1,188	177
Total current liabilities	151,496	132,804
Non-current liabilities:
Provisions	787	999
Contract liabilities - deferred revenue	21,618	24,807
Borrowings	7	806
Total non-current liabilities	22,412	26,612
Total liabilities	173,908	159,416
Equity
Share capital	3,059	3,098
Share premium	201,536	206,186
Foreign currency translation reserve	672	643
Share-based payments reserve	13,854	22,570
Other reserves	49	114
Accumulated losses	(220,280)	(202,022)
Total shareholders’ equity (deficit)	(1,110)	30,589
Total liabilities and shareholders' equity (deficit)	$172,798	$190,005

* We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2017 *	2018

Cash flows from operating activities:
Net loss for the period	$(15,172)	$(18,854)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	710	923
Amortization of intangible assets	154	1,020
Unrealized loss foreign exchange	1,439	286
Stock-based compensation	2,978	8,716
Income tax for the period	52	52
Changes in operating assets and liabilities:
Trade receivables	6,371	13,401
Other assets	(253)	(1,973)
Trade and other payables	341	955
Provisions	101	(152)
Contract liabilities - deferred revenue *	5,139	115
Net cash from operating activities	1,860	4,489
Cash flows from investing activities:
Acquisition of property and equipment	(998)	(1,348)
Net cash used in investing activities	(998)	(1,348)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	2,125	4,754
Repayment of borrowings	(138)	(154)
Net cash from financing activities	1,987	4,600
Net increase in cash and cash equivalents	2,849	7,741
Cash and cash equivalents at beginning of the period	91,023	87,024
Effect of exchange rate changes on cash and cash equivalents	1,538	(1,739)
Cash and cash equivalents at end of period	$95,410	$93,026

* The change in deferred revenue presented on the cash flow statement was impacted by IFRS 15 and the foreign exchange impact from several of our foreign entities.

New Revenue Recognition Standard Under IFRS 15
Effective as of January 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers, which was issued by the IASB in May 2014. The financial information presented in this press release is prepared in accordance with IFRS 15. We adopted the standard on a modified retrospective basis and under this transition method, the comparative information is not restated. The impact of adoption on our consolidated statement of operations are provided in the table below which allows for easier comparison to prior period results, reported under old revenue standards.

	For the three months ended June 30, 2018			For the six months ended June 30, 2018
		Balance Without			Balance Without
		Adoption of	Effect of Change		Adoption of	Effect of Change
	As Reported	IFRS 15	Higher/(Lower)	As Reported	IFRS 15	Higher/(Lower)

Revenue
Subscriptions	$42,027	$41,441	$586	$81,813	$79,327	$2,486
Year-over-Year % Change	39% *	37%		41% *	37%

IFRS operating margin	-18%	-21%	3%	-20%	-24%	4%
Non-IFRS operating margin	-7%	-10%	3%	-9%	-13%	4%

Net loss:
IFRS	(8,739)	(10,091)	1,352	(18,854)	(22,054)	3,200
Non-IFRS	(3,553)	(4,915)	1,363	(8,541)	(12,077)	3,537

Net loss per share:
Net loss per share - basic and diluted	$(0.29)	$(0.34)	$0.05	$(0.64)	$(0.74)	$0.11
Non-IFRS net loss per share	$(0.12)	$(0.17)	$0.05	$(0.29)	$(0.41)	$0.12

Shares outstanding used in computing per share amounts - basic and diluted	29,741	29,741		29,641	29,641

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Loss from operations:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Loss from operations	$(6,500)	$(8,830)	$(13,551)	$(19,011)
Stock-based compensation expense	1,886	4,695	2,978	8,716
Amortization of acquired intangibles	78	491	155	1,009
Costs related to follow-on offering and shelf-registration statement	-	-	710	288
Non-IFRS loss from operations	$(4,535)	$(3,644)	$(9,708)	$(8,698)

Non-IFRS operating margin	-13%	-7%	-14%	-9%

Net loss:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Net loss	$(7,754)	$(8,739)	$(15,172)	$(18,854)
Stock-based compensation expense	1,886	4,695	2,978	8,716
Amortization of acquired intangibles	78	491	155	1,009
Costs related to follow-on offering and shelf-registration statement	-	-	710	288
Non-IFRS net loss	$(5,790)	$(3,553)	$(11,329)	$(8,541)

Share count:
Weighted-average shares outstanding - basic and diluted	28,884	29,741	28,786	29,641

Net loss per share:
Net loss per share - basic and diluted	$(0.27)	$(0.29)	$(0.53)	$(0.64)
Non-IFRS net loss per share	$(0.20)	$(0.12)	$(0.39)	$(0.29)

Gross profit:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Gross profit	$27,658	$37,882	$52,545	$73,446
Stock-based compensation expense	116	498	176	779
Amortization of acquired intangibles	-	-	-	-
Non-IFRS gross profit	$27,774	$38,380	$52,721	$74,225

IFRS gross margin	77%	76%	77%	76%
Non-IFRS gross margin	78%	77%	77%	77%

Cost of revenue:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Cost of revenue	$(8,155)	$(11,873)	$(16,133)	$(23,122)
Stock-based compensation expense	116	498	176	779
Amortization of acquired intangibles	-	-	-	-
Non-IFRS cost of revenue	$(8,039)	$(11,375)	$(15,957)	$(22,343)

Operating expenses:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Operating expenses	$(34,158)	$(46,712)	$(66,096)	$(92,457)
Stock-based compensation expense	1,770	4,197	2,802	7,937
Amortization of acquired intangibles	78	491	155	1,009
Costs related to follow-on offering and shelf-registration statement	-	-	710	288
Non-IFRS operating expenses	$(32,310)	$(42,024)	$(62,430)	$(82,923)

Sales and marketing expense:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Sales and marketing expense	$(20,820)	$(27,832)	$(40,554)	$(53,974)
Stock-based compensation expense	676	1,523	1,078	2,704
Amortization of acquired intangibles	-	-	-	-
Non-IFRS sales and marketing expense	$(20,143)	$(26,309)	$(39,476)	$(51,270)

Research and development expense:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Research and development expense	$(6,447)	$(10,142)	$(12,102)	$(19,871)
Stock-based compensation expense	322	1,359	488	2,542
Amortization of acquired intangibles	33	389	66	801
Non-IFRS research and development expense	$(6,092)	$(8,395)	$(11,548)	$(16,528)

General and administrative expense:	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

General and administrative expense	$(6,891)	$(8,738)	$(13,440)	$(18,612)
Stock-based compensation expense	773	1,315	1,236	2,691
Amortization of acquired intangibles	45	102	89	208
Costs related to follow-on offering and shelf-registration statement	-	-	710	288
Non-IFRS general and administrative expense	$(6,073)	$(7,320)	$(11,405)	$(15,125)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three and six months ended June 30, 2017 and 2018, and a reconciliation to the most directly comparable IFRS measure:

Free cash flow:
	Three Months Ended June 30,		Six Months Ended June 30,
	2017 *	2018	2017 *	2018

Net cash from operating activities	(618)	(1,196)	1,860	4,489
Less: Acquisition of property and equipment	559	788	998	1,348
Free cash flow	$(1,177)	$(1,984)	$862	$3,141

*  We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

TALEND S.A.
Constant Currency Reconciliation
(In thousands)
(unaudited)

The following table details our constant currency reconciliation for the three months ended June 30, 2018 to the most directly comparable IFRS measure:

	Three Months Ended June 30,		Year-over-Year Change
	2017 *	2018

Subscription revenue as reported	30,280	42,027	39%
Conversion impact U.S. Dollar/other currencies	-	(1,547)
Subscription revenue on a constant currency basis	$30,280	$40,480	34%

  *  We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the third quarter and full year 2018:

	Three Months Ended September 30, 2018		Year Ended December 31, 2018
	Low	High	Low	High

Loss from operations	$(10.5)	$(9.5)	$(39.3)	$(37.3)
Stock-based compensation expense	6.4	6.4	21.6	21.6
Amortization of acquired intangibles	0.5	0.5	2.1	2.1
Costs related to follow-on offering	0.2	0.2	0.5	0.5
Non-IFRS loss from operations	$(3.4)	$(2.4)	$(15.1)	$(13.1)

	Three Months Ended September 30, 2018		Year Ended December 31, 2018
	Low	High	Low	High

Net loss	$(10.8)	$(9.8)	$(39.7)	$(37.7)
Stock-based compensation expense	6.4	6.4	21.6	21.6
Amortization of acquired intangibles	0.5	0.5	2.1	2.1
Costs related to follow-on offering	0.2	0.2	0.5	0.5
Non-IFRS net loss	$(3.7)	$(2.7)	$(15.5)	$(13.5)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts	30.0	30.0	30.0	30.0

Net loss per share:
Net loss per share - basic and diluted	$(0.36)	$(0.33)	$(1.32)	$(1.26)
Non-IFRS net loss per share	$(0.12)	$(0.09)	$(0.52)	$(0.45)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.